UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3 to

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

MEMC ELECTRONIC MATERIALS, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock,

Par Value $.01 per share

(Title of Classes of Securities)

552715104

(CUSIP Number of Class of Securities Underlying Options)

Bradley D. Kohn
Senior Vice President, General Counsel and Corporate Secretary
MEMC Electronic Materials, Inc.
501 Pearl Drive (City of O’Fallon)
St. Peters, Missouri 63376
(636) 474-5000

Copies To:

LaDawn Naegle
Bryan Cave LLP
1155 F Street, NW
Washington, DC 20004
(202) 508-6046

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$2,742,675	$548.54

* Estimated solely for purposes of calculating the amount of the filing fee. The calculation assumes that all options to purchase the Issuer’s common stock that are eligible for exchange will be exchanged for new options and cancelled pursuant to this offer. These new options have a value of $2,742,675 calculated using the Black-Scholes method based on a price per share of the Issuer's common stock of $2.30, the average of the high and low prices reported on the New York Stock Exchange on July 11, 2012.

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$548.54	Filing Party:	MEMC Electronic Materials, Inc.
Form or Registration No.:	005-52339	Date Filed:	July 17, 2012

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 3 ( “Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on July 17, 2012 by MEMC Electronic Materials, Inc., a Delaware corporation (“MEMC” or the “Company”), as amended by Amendment No. 1 filed on July 20, 2012 and Amendment No. 2 filed on August 8, 2012, relating to an offer to eligible employees of MEMC and its subsidiaries, subject to specified conditions, to exchange some or all of their outstanding options to purchase shares of MEMC’s common stock for fewer new stock options with a lower exercise price (the “Exchange Offer”).

This Amendment No. 3 is filed to report the results of the Exchange Offer and to file additional documents to be delivered to an employee working in Belgium as required under Belgian law, by amending only the items of the Schedule TO included below. Unaffected items in the Schedule TO are not included herein.

ITEM 4. TERMS OF THE TRANSACTION.

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following:

The Exchange Offer expired at 11:59 p.m., Eastern Time, on August 17, 2012. We have accepted for cancellation and cancelled 6,931,170 eligible stock options, representing 83% of the total eligible options. Subject to the terms and conditions of the Offer to Exchange, the Company has issued 2,039,145 new options in exchange for the eligible options surrendered in the Exchange Offer. The exercise price of the new options is $2.77, which was the closing price of the Company’s common stock on August 20, 2012, as reported by the New York Stock Exchange.

ITEM 12. EXHIBITS.

Exhibit No.	Document

(a)(1)(A)*	Offer to Exchange Certain Stock Options for New Stock Options, dated July 17, 2012

(a)(1)(B)*	Form of Cover Letter from Ahmad R. Chatila to Eligible Employees, dated July 17, 2012, Regarding Offer to Exchange and Related Matters

(a)(1)(C)*	Letter from Ahmad R. Chatila Announcing the Commencement of the Stock Option Exchange Program, dated July 17, 2012

(a)(1)(D)*	Stock Option Exchange Program Frequently Asked Questions, dated July 17, 2012

(a)(1)(E)*	Form of Employee Presentation Materials and Text of Presentation to Employees

(a)(1)(F)*	Screenshots from Stock Option Exchange Program Website

(a)(1)(G)*	Form of Election Form

(a)(1)(H)*	Form of Election Rejection Letter

(a)(1)(I)*	Form of Notice of Withdrawal

(a)(1)(J)*	Form of Notice of Withdrawal Rejection Letter

(a)(1)(K)*	Form of Reminder Communication to Eligible Employees Regarding Expiration Date

(a)(1)(L)*	Form of Election Confirmation

(a)(1)(M)*	Form of e-mail to certain Eligible Employees providing e-mail delivery of offer documents (in cases where prior hand delivery or U.S. Mail delivery may not have been effective)

(a)(1)(N)	Form of post-tender tax documents provided to Belgian employees who elected to surrender eligible stock options in the Exchange Offer

(b)	Not applicable

(d)(1)*	MEMC Electronic Materials, Inc. 1995 Equity Incentive Plan as Amended and Restated on April 4, 2012

(d)(2)*	MEMC Electronic Materials, Inc. 2001 Equity Incentive Plan as Amended and Restated on April 4, 2012

(d)(3)*	MEMC Electronic Materials, Inc. 2010 Equity Incentive Plan as Amended and Restated on April 4, 2012

(d)(4)*	Form of Stock Option Award Agreement to be granted pursuant to the Exchange Offer under the 2010 Equity Incentive Plan

(g)	Not applicable

(h)	Not applicable

* Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MEMC ELECTRONIC MATERIALS, INC.

By:	/s/ Bradley D. Kohn
Bradley D. Kohn
Senior Vice President, General Counsel and Corporate Secretary

Date: August 20, 2012

EXHIBIT INDEX

Exhibit No.	Document

(a)(1)(N)	Form of post-tender tax documents provided to Belgian employees who elected to surrender eligible stock options in the Exchange Offer